EXHIBIT 8

Letter from Clinton Group, Inc. to Mr. J. Chester Porter. dated October 24, 2011

CLINTON GROUP, INC.
9 West 57th Street, 26th Floor
New York, New York 10019

October 24, 2011

By Facsimile and Fedex

Mr. J. Chester Porter
Chairman, Board of Directors
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

RE:  Capital to Comply With Federal Reserve Requirements

Dear Mr. Porter:

We are writing to renew our offer to invest fresh capital into Porter Bancorp, Inc. (“Porter” or the “Company”). As you know, Clinton Group, Inc. and its affiliates (“Clinton”) own equity and warrants in Porter and are convinced that Porter can have a bright future as a safe and sound institution.

We have reviewed the Written Agreement between Porter and the Federal Reserve Bank of St. Louis, dated September 21, 2011 (the “Agreement”), which provides that Porter must submit a written plan to the Federal Reserve addressing the “adequacy of the Bank’s capital” and the “source and timing of additional funds necessary to fulfill … future capital requirements.” We are concerned that Porter may not be able to fulfill its obligations under the Agreement in the absence of a capital raise.

To ensure that Porter can comply with its obligations to the Federal Reserve, we stand ready to invest as much capital as Porter may require, up to 24.9% of Porter’s total equity or additional amounts up to $25 million subject to required regulatory approvals, at a price equal to the accurate tangible book value of the Company.  At the close of the second quarter, the Company’s balance sheet reflected a tangible book value per share of $9.47.

This offer to invest capital is subject to customary due diligence and is not intended to be a binding obligation between the parties. No such obligation will arise until definitive agreements are executed.

Very truly yours.

CLINTON GROUP, INC.

By:	/s/ George E. Hall
George E. Hall
Chief Executive Officer

cc:            Members of the Board of Directors, Porter Bancorp, Inc.